Exhibit 21.1

LIST OF SUBSIDIARIES OF REALTY FINANCE CORPORATION

Name	Jurisdiction of Incorporation or Formation

RFC Holdings, LLC	Delaware

RFC TRS, Inc.	Delaware

RFC TRS, LLC	Delaware

RFC Holdings IV, LLC	Delaware

RFC Holdings CDO Funding, LLC	Delaware

RFC CDO 2006-1, Ltd.	Cayman Islands

RFC CDO 2006-1, LLC	Delaware

RFC CDO 2006-1 Depositor, LLC	Delaware

RFC CDO 2007-1, Ltd	Cayman Islands

RFC CDO 2007-1, LLC	Delaware

RFC Trust I	Delaware